

Mail Stop 3720

March 31, 2009

VIA U.S. MAIL AND FAX (415) 645-4124

Mr. Kevin J. Yeaman
Chief Executive Officer
Dolby Laboratories Inc.
100 Potrero Avenue
San Francisco, CA 94103-4813

> **RE:** **Dolby Laboratories Inc.**
> **Form 10-K for the Fiscal Year Ended September 26, 2008**
> **Filed November 21, 2008**
> **File No. 1-32431**

Dear Mr. Yeaman:

We have reviewed your supplemental response letter dated March 24, 2009 as well as your filing and have the following comments. As noted in our comment letter dated February 10, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended September 26, 2008

Segment and Geographic Information page 88

1. We note your response to prior comment 4 and your conclusion that Consumer Licensing and the Professional Products and Services are no longer reporting units under the guidance of paragraph 30 of SFAS 142 because (1) they are no longer operating segments and (2) they do not have distinct segment management teams. However, it is unclear from your response your consideration as to whether these represent components. Addressing each factor cited in paragraph 30 of SFAS 142 and its corollary, EITF D-101, provide us your analysis in reaching your conclusion that Consumer Licensing and the Professional Products and Services are not components and therefore do not constitute additional reporting units.

2. Your response should also address whether your European operations constitute a component and/ or an additional reporting unit.

*   *   *   *

Mr. Kevin Yeaman
Dolby Laboratories, Inc.
March 31, 2009
Page 2

      Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3351 with any other questions.

      Sincerely,

      Larry Spirgel
      Assistant Director